Exhibit 99.2

Nisun International Reports Unaudited Financial Results for the First Half of 2024

SHANGHAI, China, October 15, 2024 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive supply chain solutions through an integration of technology, industry, and finance, today announced its unaudited financial results for the six months ended June 30, 2024.

Financial Results for the Six Months Ended June 30, 2024

All comparisons made on a year-over-year (“yoy”) basis.

Revenue

●	Total revenue increased by 52% to $192.5 million from $126.9 million for the six months ended June 30, 2023, with a significant increase in revenue from the supply chain trading business.

●	Revenue from supply chain trading business increased by 114% to $142.1 million, from $66.2 million in the same period of the last fiscal year, primarily due to the growth of the Company’s market share in the gold trading business.

●	Revenue from services decreased by 17% to $50.5 million from $60.7 million in the same period of the last fiscal year.

●

Revenues generated from the Small and Medium Enterprise (SME) financing solutions business decreased by 16% to $48.5 million from $58.0 million in the same period of the last fiscal year, primarily due to the challenging financial market conditions as a result of the slow-down in the Chinese economy.

●	Revenue generated from supply chain financing solutions decreased by 30% to $1.9 million from $2.7 million in the same period of the last fiscal year, primarily due to the challenging financial market conditions as a result of the slow-down in the Chinese economy. The Company continues to actively look for other business market opportunities in China.

	For the six months ended June 30,				Changes
	2024	%	2023	%	($)	(%)
	(Unaudited)		(Unaudited)
Revenue generated from sales:
Revenue from supply chain trading business	$142,079,851	74%	$66,249,853	52%	75,829,998	114%
Revenue generated from services:
SME financing solutions	48,527,509	25%	57,956,690	46%	(9,429,181)	(16)%
Supply chain financing solutions	1,929,533	1%	2,737,265	2%	(807,732)	(30)%
Total revenue from financing services	50,457,042	26%	60,693,955	48%	(10,236,913)	(17)%
Total revenue	$192,536,893	100%	$126,943,808	100%	65,593,085	52%

Cost of revenue

Cost of revenue was $175.3 million for the six months ended June 30, 2024, compared to $107.1 million in the same period of the last fiscal year, representing an increase of 64%. This increase was primarily due to an increase in the purchase and sale volumes of certain supply chain products in line with the increase in revenue from the supply chain trading business, which has a higher cost of revenue as compared to that incurred in the financing services business.

Gross Profit

Gross profit decreased by 13% to $17.2 million for the six months ended June 30, 2024 from $19.8 million in the same period of the last fiscal year, due to an increase in the costs of revenue, which was partially offset by an increase in revenue. Gross margin as a percentage of revenue was 8.96% and 15.6% for the six months ended June 30, 2024 and 2023, respectively. The decrease in gross margin as a percentage of revenue was primarily due to the significant growth in the Company’s supply chain trading business and to a lesser extent, to a scale reduction in financing services business. Supply chain trading business generally has a lower gross margin as a percentage of revenue as compared to that of our financing services business.

Operating Expenses

Total operating expenses decreased by 31% to $5.7 million for the six months ended June 30, 2024 from $8.2 million in the same period of the last fiscal year. The decrease was primarily attributable to the significant decrease in selling expenses as a result of the decrease in demand in the SME financing solutions services, which led to a reduction in the corresponding channel promotion expenses.

●	Selling expenses decreased by 69% to $0.8 million for the six months ended June 30, 2024 from $2.6 million in the same period of the last fiscal year. The decrease in selling expenses was primarily due to less channel promotion expenses related to the SME financing solution services, as the Company maintained its existing sales channels without adding costs associated with new channel creation.

●	General and administrative expenses decreased by 14% to $4.7 million for the six months ended June 30, 2024 from $5.5 million in the same period of the last fiscal year. The decrease in general and administrative expenses was primarily a result of management’s enhanced cost control measures, including a reduction in unnecessary travel and entertainment costs.

●	R&D expenses increased by 27% to $0.45 million for the six months ended June 30, 2024 from $0.35 million in same period of the last fiscal year. The increase in the R&D expenses was primarily due to the amortization expenses associated with the platform technology purchased by the Company in June 2023.

●

Expected credit income increased by 12% to $(0.3) million from $(0.2) million in the prior year period. The increase in the expected credit income was primarily due to the recovery of accounts receivable that were previously provided for in the allowance for credit losses as of December 31, 2023, and the absence of new expected credit loss in the first half of the year.

Other Income net

The Company had a net other income of $1.2 million for the six months ended June 30, 2024, compared to $2.4 million in the same period of the last fiscal year. The decrease was primarily due to a decrease in interest and investment income as the result of a reduction in short-term investments during the first six months of 2024.

Net Income

In the six months ended June 30, 2024, the Company had a net income of $10.3 million, compared to $11.4 million in the same period of the last fiscal year. The decrease was primarily attributable to the decrease in gross profit as discussed above.

Net Income per Share

Net income per share was $2.61 for the six months ended June 30, 2024, a slight decrease compared to $2.87 in the same period of the last fiscal year. The weighted average number of shares outstanding was 3,952,198 and 3,943,288 in the six months ended June 30, 2024 and 2023, respectively.

Financial Condition and Cash Flow

As of June 30, 2024, the Company had cash, cash equivalents and restricted cash of $47.8 million, compared to $114.6 million as of December 31, 2023. This decrease was primarily attributable to $69.4 million used in operating activities during the six months ended June 30, 2024.

Net cash used in operating activities increased by $126.6 million to $69.4 million for the six months ended June 30, 2024, compared to net cash provided by operating activities of $57.2 million for the prior fiscal year. The increase in net cash used in operating activities was primarily due to an increase in cash outflows from advances to suppliers of $76.3 million, advances to customers of $51.0 million, payment of other payables related to the supply chain solution business of $10.6 million, which was partially offset by an increase in cash inflow from inventory of $23.9 million.

Net cash provided by investing activities increased by $13.9 million to $6.9 million for the six months ended June 30, 2024, compared to a cash outflow from investing activities of $7.0 million for the same period of the prior fiscal year. The increase in net cash provided by investing activities was primarily due to a decrease in payments made for short-term investment of $40.6 million, and a decrease in payments for loans to third parties of $16.8 million. The decrease was partially offset by a decrease in cash inflows of $28.3 million from proceeds from sale of short-term investments and a decrease in cash proceeds from investments in debt securities of $14.2 million.

Net cash used in financing activities for the six months ended June 30, 2024 was $2.1 million, compared to $8.2 million for the same period in the prior fiscal year. Net cash used in financing activities decreased mainly due to a decrease in payments for loans from related parties of $8 million, which was partially offset by a decrease in proceeds from third party loans of $2.0 million.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	June 30, 2024	December 31, 2023
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$47,864,037	$114,454,844
Restricted cash	-	197,096
Short-term investments	8,044,415	12,788,629
Accounts receivable, net	31,904,860	21,120,795
Advance to suppliers, net	85,801,726	38,602,304
Receivables from supply chain solutions	34,005,851	59,167,029
Inventories	25,321,304	30,953,583
Prepaid expenses and other current assets	14,575,029	16,018,778
TOTAL CURRENT ASSETS	247,517,222	293,303,058

NON-CURRENT ASSETS:
Property and equipment, net	721,621	881,276
Intangible assets, net	430,354	882,828
Right-of-use assets, net	2,182,671	2,384,590
Equity investments	319,275	368,528
Goodwill	17,253,427	17,659,983
Deferred tax assets, net	408,935	418,571
TOTAL NON-CURRENT ASSETS	21,316,283	22,595,776
TOTAL ASSETS	$268,833,505	$315,898,834

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$15,371,048	$45,463,753
Short-term bank loans	2,752,092	1,971,859
Accrued expenses and other current liabilities	2,948,837	7,245,358
Operating lease liabilities - current	976,889	861,087
Payables to supply chain solutions	4,295,683	12,947,708
Advances from customer	27,828,709	38,153,915
Taxes payable	4,126,779	4,145,920
Liabilities of financial guarantee	21,821	22,335
Due to related parties - current	268,329	274,652
TOTAL CURRENT LIABILITIES	58,590,187	111,086,587

Operating lease liabilities – non-current	1,386,557	1,643,076
Deferred tax liabilities	29,516	114,650
TOTAL NON-CURRENT LIABILITIES	1,416,073	1,757,726
TOTAL LIABILITIES	60,006,260	112,844,313

SHAREHOLDERS’ EQUITY:*
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,017,596 and 4,017,596 shares issued, and 3,952,198 and 3,952,198 shares outstanding as of June 30, 2024 and December 31, 2023, respectively	40,176	40,176
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of June 30, 2024 and December 31, 2023	-	-
Treasury shares	(228,240)	(261,592)
Additional paid-in capital	130,535,082	130,535,082
Retained earnings	78,009,782	68,395,637
Statutory reserves	12,253,635	11,564,250
Accumulated other comprehensive loss	(16,060,474)	(11,474,682)
COMMON SHAREHOLDERS’ EQUITY	204,549,961	198,798,871
Non-controlling interests	4,277,284	4,255,650
TOTAL SHAREHOLDERS’ EQUITY	208,827,245	203,054,521
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$268,833,505	$315,898,834

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

UNAUDITED (IN US DOLLARS)

	For the Six Months Ended June 30,
	2024	2023
REVENUES:
Revenues generated from sales:
Supply chain trading business	$142,079,851	$66,249,853
Revenues generated from services:
Small and Medium Enterprise financing solutions	48,527,509	57,956,690
Supply Chain financing solutions	1,929,533	2,737,265
Total revenue generated from services	50,457,042	60,693,955
TOTAL REVENUES	192,536,893	126,943,808

COST OF REVENUE:
Cost of revenue - sales	(140,743,953)	(67,342,086)
Cost of revenue - services	(34,253,460)	(39,529,203)
Business and sales related taxes	(287,225)	(231,103)
GROSS PROFIT	17,252,255	19,841,416

OPERATING EXPENSES:
Selling expenses	(811,360)	(2,637,517)
General and administrative expenses	(4,718,918)	(5,489,580)
Research and development expenses	(446,877)	(351,200)
Expected credit income	262,584	235,377
Total operating expenses	(5,714,571)	(8,242,920)
INCOME FROM OPERATIONS	11,537,684	11,598,496

OTHER INCOME (EXPENSE):
Interest and investment income	801,987	1,498,856
Other income, net	425,839	880,144
Total other income, net	1,227,826	2,379,000

INCOME BEFORE PROVISION FOR INCOME TAXES	12,765,510	13,977,496

PROVISION FOR INCOME TAXES	(2,440,569)	(2,610,535)

NET INCOME	10,324,941	11,366,961
Net income attributable to non-controlling interests	(21,411)	(47,574)
NET INCOME - Nisun International’s shareholders	$10,303,530	$11,319,387

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(4,585,569)	(8,175,831)
COMPREHENSIVE INCOME	5,717,961	3,143,556
Comprehensive (loss) attributable to non-controlling interests	(223)	(1,487
COMPREHENSIVE INCOME	$5,717,738	$3,142,069
BASIC AND DILUTED EARNINGS PER COMMON SHARE:
NET EARNINGS PER COMMON SHARE	$2.61	$2.87
Weighted average number of shares outstanding-basic and diluted*	3,952,198	3,943,288

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED (IN US DOLLARS)

	For the Six Months Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,324,941	$11,366,961
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	847,585	1,294,166
Expected credit income	(262,584)	(234,120)
Property and equipment written off	1,807	4,178
Income from investments	(287,022)	(7,296)
Deferred tax benefit	(83,112)	(51,609)
Repurchase Treasury shares	33,352	-
Changes in operating assets and liabilities:
Accounts receivable	(11,262,419)	(11,089,756)
Advance to suppliers	(48,309,925)	28,012,573
Prepaid expenses and other current assets	(976,429)	(3,140,645)
Receivables from supply chain solutions	24,053,943	3,411,356
Inventories	4,956,474	(18,988,807)
Accounts payable	(29,263,247)	(1,839,578)
Advance from customers	(9,517,489)	41,474,328
Taxes payable	75,614	754,075
Other payables	(1,514,377)	4,016,393
Payable to supply chain solutions	(8,416,415)	2,165,239
Operating lease liabilities	(83,690)	(490,946)
Accrued expenses and other current liabilities	334,742	567,503
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(69,348,251)	57,224,015

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(11,673)	(226,403)
Purchase of intangible asset	(4,316)	(43,534)
Proceeds from sale of short-term investments	24,704,041	53,004,461
Proceeds from sale of long-term investment	-	2,792,763
Proceeds from investment in debt securities	-	14,204,625
Purchase of short-term investments	(19,892,871)	(60,463,319)
Repayments from loans to third parties	2,079,501	471,604
Payments made for loans to third parties	-	(16,756,578)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	6,874,682	(7,016,381)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,386,334	139,638
Repayment of short-term bank loans	(624,198)	(11,912)
Proceeds from third party loans	-	1,954,934
Repayment to related party	-	(8,000,000)
Repayment of third party loans	(2,911,302)	(2,252,363)
Capital contribution from non-controlling interest	-	37,116
Repurchase Treasury shares	-	(17,514)
NET CASH USED IN FINANCING ACTIVITIES	(2,149,166)	(8,150,101)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(2,165,168)	(2,738,394)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(66,787,903)	39,319,139

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	114,651,940	67,318,573
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$47,864,037	$106,637,712

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$3,516,019	$1,560,580
Cash paid for interest	$69,664	$11,912

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Lease liabilities arising from obtaining right-of-use assets	$266,413	$-

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$47,864,037	$105,994,692
Restricted cash	-	643,020
Total cash, cash equivalents and restricted cash	$47,864,037	$106,637,712